UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

_______________________________________________

Aladdin International, Inc.

(Name of Registrant as Specified in its Charter)

Nevada	000-55297	41-1683548
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Unit 907, 9/F, ICBC Tower, 3 Garden Road, Central, Hong Kong
(Address of principal executive office)

Tel: 852 3975 0600 Fax: 852 3975 0610
(Registrant’s telephone number)

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Aladdin International, Inc.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Proposed Change in the

Majority of the Board of Directors

July 23, 2015

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of Aladdin International, Inc., a Nevada corporation (“ALAD”, “we”, “our” or the “Company”) at the close of business on July 20, 2015 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of ALAD’s Board of Directors (the “Board”) other than by a meeting of shareholders as of the Record Date. This Information Statement is being mailed to the shareholders on or about July 23, 2015.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On July 20, 2015, Mr. Michael Friess and Mr. Sanford Schwartz (each, a “Seller,” together, the “Sellers”) and Billion Rewards Development Limited, a British Virgin Islands corporation (the “Purchaser”) entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which the Sellers sold to the Purchaser, and the Purchaser purchased from the Sellers, an aggregate of 3,638,748 shares of Common Stock of the Company (the “Shares”), which represent 80% of the issued and outstanding shares of Common Stock for the purchase price of $300,000 (the “Purchase Price”).

The closing of the transaction occurred on July 20, 2015 (the “Closing”). In connection with the Purchase Agreements, (i) the existing officers of the Company resigned effective upon the Closing, (ii) the existing directors appointed Ningdi Chen to serve as the Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary, and director of the Company effective upon the Closing; (iii) Sanford Schwartz resigned from all of his positions at the Company effective upon the Closing, and (iv) as a result of these transactions, control of the Company passed to the Purchaser (the “Change of Control Transaction”). After the Closing, Michael Friess will resign as a director effective on the tenth day following the Company’s mailing of this Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which is expected to occur on or about August 2, 2015. Immediately after the Closing, the Shares acquired by the Purchaser comprise 80% of the issued and outstanding Common Stock of the Company.

As of July 23, 2015, the Company had 4,548,435 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding. Each share of Common Stock is entitled to one vote.

DIRECTORS AND OFFICERS

PRIOR TO THE CHANGE OF CONTROL TRANSACTION

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control Transaction. It is anticipated that resignation of Michael Friess as a director will become effective as of the Effective Date. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. The Company has not had an annual meeting during the fiscal year of June 30, 2015. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Position	Term

Michael Friess	65	President and Chief Executive Officer	July 16, 2014 to July 20, 2015

Sanford Schwartz	65	Chief Financial Officer, Treasurer, Secretary, and Director,	July 16, 2014 to July 20, 2015

Michael Friess was President and Chief Executive Officer of the Company prior to the Change of Control Transaction and will resign as a director on the Effective Date. Mr. Friess has extensive legal and business acquisitions experience, including working with public blank check companies interested in merging with a private operating company. He is currently a self-employed attorney licensed to practice law in the State of Colorado. He was a partner from January 1983 to December 1993 in the New York City law firm of Schulte, Roth & Zabel, where his practice emphasized in taxation. Mr. Friess served on the Board of Directors of Oralabs Holding Corporation (NASDAQ: OLAB) from September 1997 until December 2006. Mr. Friess was a director of Fona, Inc. from January 2009 to June 2014, a U.S. listed company. Mr. Friess graduated from Juris Doctor Program at the University of Pennsylvania Law School in 1975.

Sanford Schwartz was the Chief Financial Officer, Treasurer, Secretary, and director of the Company prior to the Change of Control Transaction. Mr. Schwartz has over 25 years of business acquisition and development experience, including working with public blank check companies interested in merging with a private operating company. He is the Chairman of Creative Business Strategies, LLC, a business consulting firm in Boulder, Colorado founded by him in 1985 that provides business development, management and restructuring services to business owners and companies, including companies engaged in real estate management and development and various sectors of the healthcare industry. Mr. Schwartz served as a director of the Company and CFO and Secretary from July 2014 until the Closing. Mr. Schwartz was a director for Fona, Inc. from January 2009 to June 2014. Mr. Schwartz graduated from the Hofstra University in 1971 and has a Bachelor of Arts degree.

DIRECTORS AND OFFICERS

AFTER THE CHANGE OF CONTROL TRANSACTION

Effective as of the Closing, the current officer of the Company resigned and Ningdi Chen was appointed as the new officer and director of the Company. It is anticipated that resignation of Michael Friess as a director will become effective as of the Effective Date. The director serves until the next annual meeting of shareholders or until their successors are elected and qualified. The officer is elected by the Board and his terms of office are at the discretion of the Board.

Name	Age	Title
Ningdi Chen	37	Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer, Director

Ningdi Chen is currently a Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and director of the Company. Mr. Chen has over 15 years of experience in global financial industry. Mr. Chen has been the chairman of Asiabiz Capital (HK) Limited since 2010, a licensed corporation under Securities and Futures Commission in Hong Kong. Mr. Chen led a number of significant transactions for Hong Kong listed companies. Prior to Asiabiz, Mr. Chen was an executive director and founding member of Great China Strategic Capital and Primus Pacific Partners from 2005 to 2011. He has led a number of investments, including a 13.5% (USD 78 million) investment in New China Life in 2006 and successfully exited with a value of USD 640 million in 2011. From 2002 to 2005, Mr. Chen worked for HSBC Global Investment Banking in Hong Kong. He participated and executed a number of capital market and M&A advisory transactions, including initial public offering of Bank of Communications, offering of exchangeable bonds by Shanghai Industrial Investment Holdings; COSCO Pacific’s acquisition of COSCO Logistics, Hang Seng Bank’s investment in Industrial Bank in China. In 2002, he worked in HSBC Debt Markets Client Group in Hong Kong. Prior to that, Mr. Chen worked for Equity-Linked Capital Markets of HSBC Group in London from 2001 to 2002.

Mr. Chen holds Bachelor Degrees (Hons) in both Economics and Statistics from the University of Chicago.

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CORPORATE GOVERNANCE

Committees of the Board of Directors

We do not have a standing nominating, compensation or audit committee. Rather, our full Board of Directors performs the functions of these committees. We do not believe it is necessary for our Board of Directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Our Board of Directors, which performs the functions of an audit committee, does not have a member who would qualify as an “audit committee financial expert” within the definition of Item 407(d)(5)(ii) of Regulation S-K.

The Board does not have a nominating committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules. The Company is currently a shell company with nominal assets, no employees and no active business operations. Its business plans are to seek a private operating company with which to merge or to complete a business combination in a reverse merger transaction. As such, the Company has no formal compensation program for its executive officers, directors or employees.

Director Independence

The Board has determined that none of the current directors of the Company are “independent” directors. The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

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The Company does not have any restrictions on shareholder nominations under its articles of incorporation or by-laws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Meetings of the Board of Directors

During the fiscal year ended June 30, 2015, the Board of Directors did not meet on any occasion, but rather transacted business by unanimous written consent.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets forth compensation information for services rendered by certain of our executive officers prior to the Change of Control Transaction in all capacities during the last completed fiscal years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted, and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

Name and Position(s)	Year	Salary($)	Stock Awards	All other Compensation	Total Compensation
Michael Friess(1) President, Chief Executive Officer, Director	2014	-	-	-	-

Sanford Schwartz(2) Chief Financial Officer, Treasurer, Secretary, Director	2014	-	-	-	-

(1)	Mr. Friess served as the Company’s President, Chief Executive Officer from July 2014 to July 2015 and will resign as a director on the Effective Date.
(2)	Mr. Schwartz served as the Company’s Chief Financial Officer, Secretary, Treasurer and Director from July 2014 to July 2015.

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Director Compensation

For the year ended June 30, 2015, our directors did not receive any compensation for their service as directors. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our Common Stock immediately before the Closing for (i) persons who beneficially owned more than 5% of our Common Stock; (ii) our directors; (iii) our named executive officers; and (iv) all of our executive officers and directors as a group. As of July 23, 2015, there were 4,548,435 shares of Common Stock issued and outstanding.

Name	Office	Shares Beneficially Owned(1)	Percent of Class(2)
Michael Friess 2356 Tamarack Avenue, Boulder, Colorado 80304	Director, CEO, President	1,819,374	40%

Sanford Schwartz 1010 Orange Place Boulder, Colorado 80304	Director, CFO, Secretary	1,819,374	40%

All officers and directors as a group (2 persons named above)		3,638,748	80%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)	Based on 4,548,435 shares of the Company’s common stock outstanding immediately before the Closing.

After the Closing and on the Effective Date, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who beneficially will own more than 5% of our Common Stock; (ii) the person who will become our director and executive officer as part of the Change of Control Transaction; and (iii) all of the persons who will become our directors and executive officer as part of the Change of Control Transaction as a group. The beneficial ownership information set forth below has been provided by the Purchaser.

Name	Office	Shares Beneficially Owned(1)	Percent of Class(2)

Officers and Directors

Ningdi Chen Unit 907, 9/F, ICBC Tower, 3 Garden Road Central, Hong Kong	Chief Executive Officer, President, Director	0	0%

All officers and directors as a group (1 persons named above)		0	0%

5% Securities Holders

Billion Rewards Development Limited 3rd Floor, J&C Building, P.O. Box 933 Road Town, Tortola, British Virgin Islands VG1110		3,638,748	80%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)	Based on 4,548,435 shares of the Company’s Common Stock issued and outstanding on the date of this Information Statement.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

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SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a). Below is the information with respect to failures of directors, officers and/or beneficial owners of more than ten percent of any class of equity securities of the Company to timely file reports under Section 16(a):

Name	Date of Reporting Event	Required Filing Date	Date of Filing
Michael Friess	02/14/2008(1)	02/24/2008	06/12/2015
	07/16/2014(2)	07/26/2014	06/12/2015

Sanford Schwartz	02/14/2008(3)	02/24/2008	06/12/2015
	07/16/2014(4)	07/26/2014	06/12/2015

(1)	Date of acquisition of shares of the Company’s Common Stock.
(2)	Date of appointment of Michael Friess as Chief Executive Officer, President, and Director of the Company
(3)	Date of acquisition of shares of the Company’s Common Stock.
(4)	Date of appointment of Sanford Schwartz as Chief Financial Officer, Treasurer, and Director of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with related persons

Our policy is that a contract or transaction either between the Company and a director, or between a director and another company in which he is financially interested is not necessarily void or void-able if the relationship or interest is disclosed or known to the Board of Directors and the stockholders are entitled to vote on the issue, or if it is fair and reasonable to our company.

On February 14, 2008, the Company entered into a Stock Purchase Agreement with Michael Friess and Sanford Schwartz. The Stock Purchase Agreement provided that each of Mr. Friess and Mr. Schwartz would purchase 1,819,374 shares of the Company’s Common Stock (representing 40% of the then-to-be outstanding shares of the Company’s common stock) for $10,000.

As of June 30, 2014, the Company owed monies to Mr. Friess and Mr. Schwartz for expenses paid on behalf of the Company totaling $2,499. The advances were uncollateralized and were due on demand. Imputed interest for the years ended June 30, 2014 and 2013 of $169 and $169, respectively, was recorded with an increase to additional paid-in-capital. On July 16, 2014, Mr. Friess and Mr. Schwartz released the Company of debt totaling $2,499, resulting in a reclassification of the related party debt to additional paid-in capital.

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As of June 30, 2015, Mr. Freiss and Mr. Schwartz advanced an additional $19,314 as additional paid in capital to the Company, which was cancelled by Mr. Friess and Mr. Schwartz prior to the Closing.

Except the above transactions or as otherwise set forth in this report or in any reports filed by the Company with the SEC, the Company was not a party to any transaction (where the amount involved exceeded the lesser of $120,000 or 1% of the average of our assets for the last two fiscal years) in which a director, executive officer, holder of more than five percent of our common stock, or any member of the immediate family of any such person have or will have a direct or indirect material interest and no such transactions are currently proposed. The Company is currently not a subsidiary of any company.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

LEGAL PROCEEDINGS

We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov/cgi-bin/browse-edgar?company=aladdin+international&owner=exclude&action=getcompany.

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SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin International, Inc.

Date: July 23, 2015	By:	/s/ Ningdi Chen
Name: Ningdi Chen
Title: Chief Executive Officer

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